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                                                              EXHIBIT (a)(1)(ii)

                  FORM OF COVER LETTER TO ELIGIBLE PARTICIPANTS
          REGARDING THE OFFER TO PURCHASE SPECIFIED OPTIONS AND SUMMARY
                                 OF PROCEDURES
                            [RUSS BERRIE LETTERHEAD]


                                                            May 28, 2004

Dear Participant:

As you know, on April 12, 2004, the Company declared a special dividend of $7 per share to shareholders of record on May 14, 2004 and payable on May 28, 2004. This special dividend may have an effect on your options. The Company's stock option plans (other than the 2004 plan) do not have provisions to adjust the exercise price of stock options in the event of a special dividend. In addition, during the past year, various optionholders, particularly the senior management of the Company, have been restricted from exercising their Options and selling shares obtained upon such exercise due to the existence of a "blackout period". With these factors, and others, and to ensure that all of your options do not become worthless, the Company is offering to buy back all of your options issued under its various stock option plans.

We are offering to purchase options from eligible participants at the purchase prices set forth below:

For Options issued prior to 2004 under any of the Company's stock option plans:

     - $5.00 for each share covered by a vested Option with an exercise price less than $19.00 per share;

     - $3.00 for each share covered by a vested Option with an exercise price between $19.00 per share and $26.25 per share;

     - $2.00 for each share covered by a vested Option with an exercise price greater than $26.25 per share;

     - $0.25 for each share covered by an unvested Option regardless of its exercise price.

For Options issued during 2004 under the Company's 2004 Plan:

     - $0.25 for each share covered by an Option (whether vested or not) regardless of its exercise price.

Notwithstanding the foregoing, the Company is offering lesser prices to a limited group of the Company's most senior management, who are listed on
Schedule I hereto, as follows:

For Options issued prior to 2004 under any of the Company's stock option plans:

     - $1.00 for each share covered by a vested Option with an exercise price equal to or less than $26.25 per share;
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     -    $0.25 for each share covered by a vested Option with an exercise price greater than $26.25 per share;

     - $0.25 for each share covered by an unvested Option regardless of its exercise price.

For Options issued during 2004 under the 2004 Plan:

     - $0.25 for each share covered by an Option (whether vested or not) regardless of its exercise price.

You are eligible to participate in this offer only if you:

     - (i) are an employee and/or a director of the Company or one of its subsidiaries on the date hereof, and remain an employee and/or a director of the Company or one of its subsidiaries through the date that this offer expires, which we refer to as the expiration date; or
          (ii) are a permissible transferee of Options (as defined in the applicable Plan under which Options were transferred) granted to an employee and/or a director of the Company or one of its subsidiaries and such transferor is an employee and/or director on the date hereof and remains an employee and/or director (and you remain a permissible transferee thereof) through the expiration date, and in the case of clause (ii), you may participate only with respect to Options transferred to you by such employee and/or director; and

     -    hold at least one Option on the expiration date.

Enclosed is a personal option status schedule outlining the current options you have that are eligible for this offer. The total cash consideration you will receive will be based on the number of shares subject to eligible options you tender for purchase in the offer multiplied by the purchase price per share discussed above, less applicable withholding taxes.

The offer to purchase your options is being made upon the terms and subject to the conditions of the attached Offer to Purchase Specified Options and Letter of Transmittal. The Offer to Purchase Specified Options contains detailed information about the offer, including a detailed set of questions and answers. Please read the materials carefully because they contain important information about how you may participate in the program and the cash consideration you will be eligible to receive if you decide to participate.

This is a voluntary stock option purchase program. We make no recommendation as to whether you should elect to tender your options. Each eligible participant must make his or her own decision. If you do not accept the offer, or if we do not accept any options tendered for purchase, you will keep all of your current options and they will not be cancelled by us and you will not receive any payment from us.

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If you have any questions about the program, please call Arnold Bloom, Vice
President and General Counsel (extension 7373), Eva Goldenberg, Vice President - Human Resources (extension 7392) or John Wille, Vice President and CFO (extension 7340) at (800) 631-8465.

                                       Sincerely,


                                       _______________________
                                       Angelica Berrie
                                       Chief Executive Officer

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                       OFFER TO PURCHASE OPTIONS FOR CASH
                                   PROCEDURES

ALL PARTICIPANTS

     - Read the enclosed documents thoroughly so you may make a decision on whether or not you will tender any or all of your options.

PARTICIPANTS NOT TENDERING ANY OPTIONS FOR CASH

     -    You do not need to do anything. No form is required to be sent in.

PARTICIPANTS CHOOSING TO TENDER OPTIONS FOR CASH

     1. After reading all the enclosed documents, indicate on the accompanying Letter of Transmittal your election to tender.

     2.   Sign and date the Letter of Transmittal on page 2 thereof.

     3. Mail the Letter of Transmittal to us at 111 Bauer Drive, Oakland, New Jersey 07436, attention: Sue Bach (Finance Dept.). You may also fax the Letter of Transmittal to Sue Bach (Finance Dept.) at 201-405-7333.

     4. All Forms must be RECEIVED by us before 5:01 P.M., Eastern Time, June 29, 2004, unless the offer is extended.

     5. An email, fax or letter acknowledging receipt of your Letter of Transmittal will be sent within five (5) business days after receipt by us.

     6. If you do not receive an acknowledgment of receipt, contact Arnold Bloom, Vice President and General Counsel (extension 7373), Eva Goldenberg, Vice President - Human Resources (extension 7392) or John Wille, Vice President and CFO (extension 7340) at (800) 631-8465.

     7. Any changes you would like to make to your Letter of Transmittal must be received by us prior to the established deadline.

     8. Any questions you have regarding the right to tender can be directed to Arnold Bloom, Vice President and General Counsel (extension 7373), Eva Goldenberg, Vice President - Human Resources (extension 7392) or John Wille, Vice President and CFO (extension 7340) at (800) 631-8465.